# Gretchen Marino

[redacted]

*Skillful and dedicated professional with over 10 years of comprehensive experience in the coordination, planning and support of daily operational and administrative functions including event planning and project management.*

**Safe-esteem Inc.** January 2019- Present
**Administrative Assistant**
**Part Time**

- Supports technology startup efforts.
- Performs bookkeeping, including invoicing, validation of payment to subcontractors, reconciliation of accounts (Xero).
- Oversees all contracted work time and expenses.
- Assists with digital marketing and new customer acquisition.

**Tegumen, LLC** January 2016- December 2018
**Administrative Assistant**

- Provided administrative support to Owner/CEO.
- Managed invoicing, accounts payable, and bank reconciliations.
- Contributed to routine and exceptional customer support efforts and initiatives.
- Performed customer service and campaign marketing using Mailchimp software.
- Planned all business travel and events

**Cake- Chicago Bakery, Chicago, IL.** February 2011- November 2015
**Administrative Assistant**

- Provided all administrative support to owner/chef.
- Customer relationship manager and lead contact to all clients, including vendors, brides and grooms, planners, and venues.
- Handled all billing entry, contracts, and invoicing in accounting software (Quickbooks).
- Developed and maintained business calendar system for tracking of all events.
- Supervised all inventory management practices.
- Led new and existing customer efforts.
- Handled all media and public relation inquiries.
- Led online and social media marketing.

**U.S. Gas & Electric, Miami FL** September 2008 – July 2010
**Administrative Assistant/Travel & Event Coordinator**

- Provided comprehensive support for executive-level staff including scheduling meetings, complex travel arrangements, and effectively managing all essential tasks.
- Coordinated corporate meetings and gala events including creating invitations and promotional materials, arranging travel, identifying speakers and booking venues.
- Handled all contracts and venue negotiations.
    - Responsible for arranging travel and hotel stays for large groups.
    - Negotiated contracts with different service providers such as hotels, destination management and ground transportation companies.
    - Consulted with senior management in order to determine themes, objectives, and requirements.
    - Oversees administrative details such as budgeting, financial reporting, and invoice reconciliation.
    - Responsible for directing staff, managing employee database, timelines, contractors, allocations, print materials, rooming lists, invitations, confirmations, and personalized agendas.
- Developed and monitored a calendar system using Outlook where accurate records are maintained detailing appointment schedules of business functions, conferences, and special events.

**LG Capital Partners, Miami FL** April 2007 – July 2008
**Administrative Assistant/Accounting Clerk**

- Provided administrative support to senior-level executives.
    - Organizing all travel, hotel, and transportation.
    - Assisted with preparation of Board presentation materials.
- Assisted controller with accounting, financial analysis, and reporting activities
    - Projects included accounting functions, bank reconciliations, and improvement of general accounting processes and implementation of new software.
    - Assisted in preparation and completion of quarterly financial reports.
- Organized and coordinated the execution and delivery of final closing documentation.
- Coordinated office reports, forms, and telephone and mail operations.
- In charge of procurement of all office equipment, supplies, and furniture.

**Seacoast Construction, Miami FL** December 2005 - April 2007
**Customer Service & Project Management Assistant**

On-site Assistant Project Manager of a $10M development project, communicating directly with buyers and subcontractors to facilitate process. Efficiently served as primary liaison between owners and builder throughout completion of project.

**Atlantis Development, Miami FL** January 2004 - April 2007
**Sales & Marketing Representative**

Performed multi-faceted office management functions, including closing sales on multiple residential units, executing contracts, reservation agreements, and providing comprehensive information to potential buyers.

**Ford Models, New York; Next Model Management (other) Fashion Model** 1985 – 2004

- Accumulated vast experience in public relations, working with innumerable clients across cultures and industry sectors, as well as in all aspects of managing an independent professional career.

**Computer Knowledge:** QuickBooks, Microsoft Office, Windows and Mac operating systems